                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                              SUNTERRA CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $.01 par value per share
                         (Title of Class of Securities)

                                   86787D 20 8
                                 (CUSIP Number)

       c/o Wexford Capital LLC, 411 West Putnam Ave., Greenwich, CT 06830
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.         86787D 20 8
          --------------------------

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1.  Names of Reporting Persons.           W-K Investors LLC
    I.R.S. Identification Nos. of above persons (entities only).     06-1578461

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2.  Check the Appropriate Box if a Member of a Group.  (See Instructions.)
    (a) [ ]
    (b) [ ]

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SEC Use Only

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4.  Source of Funds (See Instructions)  OO

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5.  Check if Disclosure of Legal Proceeds Is Required Pursuant to Items 2(d)
    or 2(e)  N/A

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6.  Citizenship or Place of Organization   Delaware

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Number of         7.  Sole Voting Power  0
Shares            --------------------------------------------------------------
Beneficially      8.  Shared Voting Power  5,397,004
Owned by          --------------------------------------------------------------
Each              9.  Sole Dispositive Power  0
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power  5,397,004

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  5,397,004

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                              [ ]

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13.  Percent of Class Represented by Amount in Row (11)  26.2%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
         OO

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

CUSIP No.         86787D 20 8
          --------------------------

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.             Wexford Capital LLC
    I.R.S. Identification Nos. of above persons (entities only).     06-1442624

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group.  (See Instructions.)
    (c) [ ]
    (d) [ ]

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SEC Use Only

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4.  Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceeds Is Required Pursuant to Items 2(d) or 2(e) N/A

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6.  Citizenship or Place of Organization   Connecticut

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Number of         7.  Sole Voting Power  0
Shares            --------------------------------------------------------------
Beneficially      8.  Shared Voting Power  5,397,004
Owned by          --------------------------------------------------------------
Each              9.  Sole Dispositive Power  0
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power  5,397,004

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  5,397,004

--------------------------------------------------------------------------------
13.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                              [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)  26.2%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
         OO

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CUSIP No.         86787D 20 8
          --------------------------

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.     Arthur Amron
    I.R.S. Identification Nos. of above persons (entities only).      N/A

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2.  Check the Appropriate Box if a Member of a Group.  (See Instructions.)
    (a) [ ]
    (b) [ ]

--------------------------------------------------------------------------------
SEC Use Only

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4.  Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceeds Is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization  U.S.A.

--------------------------------------------------------------------------------
Number of         7.  Sole Voting Power  0
Shares            --------------------------------------------------------------
Beneficially      8.  Shared Voting Power  5,397,004
Owned by          --------------------------------------------------------------
Each              9.  Sole Dispositive Power  0
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power  5,397,004

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  5,397,004

--------------------------------------------------------------------------------
14.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                              [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)  26.2%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

CUSIP No.         86787D 20 8
          --------------------------

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1.  Names of Reporting Persons.     Fredrick Simon
    I.R.S. Identification Nos. of above persons (entities only).    N/A

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2.  Check the Appropriate Box if a Member of a Group.  (See Instructions.)
    (e) [ ]
    (f) [ ]

--------------------------------------------------------------------------------
SEC Use Only

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4.  Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceeds Is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization  U.S.A.

--------------------------------------------------------------------------------
Number of         7.  Sole Voting Power  0
Shares            --------------------------------------------------------------
Beneficially      8.  Shared Voting Power  5,397,004
Owned by          --------------------------------------------------------------
Each              9.  Sole Dispositive Power  0
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power  5,397,004

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  5,397,004

--------------------------------------------------------------------------------
15.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                              [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)  26.2%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

CUSIP No.         86787D 20 8
          --------------------------

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1.  Names of Reporting Persons.     Charles E. Davidson
    I.R.S. Identification Nos. of above persons (entities only).    N/A

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2.  Check the Appropriate Box if a Member of a Group.  (See Instructions.)
    (g) [ ]
    (h) [ ]

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SEC Use Only

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4.  Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceeds Is Required Pursuant to Items 2(d) or 2(e) N/A

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6.  Citizenship or Place of Organization  U.S.A.

--------------------------------------------------------------------------------
Number of         7.  Sole Voting Power  0
Shares            --------------------------------------------------------------
Beneficially      8.  Shared Voting Power  5,397,004
Owned by          --------------------------------------------------------------
Each              9.  Sole Dispositive Power  0
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power  5,397,004

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  5,397,004

--------------------------------------------------------------------------------
16.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                              [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)  26.2%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

CUSIP No.         86787D 20 8
          --------------------------

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1.  Names of Reporting Persons.     Joseph M. Jacobs
    I.R.S. Identification Nos. of above persons (entities only).    N/A

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2.  Check the Appropriate Box if a Member of a Group.  (See Instructions.)
    (i) [ ]
    (j) [ ]

--------------------------------------------------------------------------------
SEC Use Only

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4.  Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceeds Is Required Pursuant to Items 2(d) or 2(e) N/A

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization  U.S.A.

--------------------------------------------------------------------------------
Number of         7.  Sole Voting Power  0
Shares            --------------------------------------------------------------
Beneficially      8.  Shared Voting Power  5,397,004
Owned by          --------------------------------------------------------------
Each              9.  Sole Dispositive Power  0
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power  5,397,004

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  5,397,004

--------------------------------------------------------------------------------
17.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                              [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)  26.2%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock") of Sunterra Corporation, a Maryland corporation (the "Company"), and shares of Common Stock issuable upon the conversion of Stock Purchase Warrants (the "Warrants") issued by the Company pursuant to the Plan (as defined below). The Company's principal executive offices are located at 1781 Park Center Drive, Orlando, Florida 32835.

Item 2.  Identity and Background.

(a)  This statement is filed by:

      (i) W-K Investors LLC, a Delaware limited liability company ("W-K"), with respect to the shares of Common Stock directly owned by it;

      (ii) Wexford Capital LLC ("Wexford"), a Connecticut limited liability company ("W-K"), is the managing member of W-K, with respect to the shares of Common Stock directly owned by W-K;

      (iii) Arthur Amron ("Mr. Amron"), who serves as a Principal, General Counsel and Secretary for Wexford which is the managing member of W-K, with respect to the shares of Common Stock directly owned by W-K; and

      (iv) Fredrick Simon ("Mr. Simon"), who serves as a Principal for Wexford which is the managing member of W-K, with respect to the shares of Common Stock directly owned by W-K.

      (v) Charles E. Davidson ("Mr. Davidson"), is chairman, a managing member and a controlling member of Wexford, with respect to the shares of Common Stock directly owned by W-K.

      (vi) Joseph M. Jacobs ("Mr. Jacobs"), is president, a managing member and a controlling member of Wexford, with respect to the shares of Common Stock directly owned by W-K.

      The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LLC, 411 West Putnam Avenue, Greenwich, CT 06830.

(c) The principal business of W-K is as a distressed securities investment entity. Wexford is the managing member of W-K. Messrs. Amron, Simon, Davidson and Jacobs serve as principals of Wexford, the managing member of W-K.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) W-K is a Delaware limited liability company. Wexford is a Connecticut limited liability company. Messrs. Amron, Simon, Davidson and Jacobs are each United States citizens.

Item 3.  Source and Amount of Funds and Other Consideration.

W-K owns 5,310,261 shares of Common Stock and Warrants to purchase 86,743 shares of Common Stock (subject to the terms described in the Warrant Agreement defined below), as of the date hereof.

On May 31, 2000, the Company and 36 of its affiliates filed voluntary petitions for bankruptcy under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Maryland (Baltimore) (the "Bankruptcy Court"). Subsequently, two additional affiliates filed voluntary petitions under the Bankruptcy Code. On May 28, 2002, the Bankruptcy Court entered an order approving the Third Amended and Restated Joint Plan of Reorganization (the "Plan") of the Company, and certain of its subsidiaries. On July 29, 2002, the Company and certain of its subsidiaries emerged from the proceedings under Chapter 11 of the Bankruptcy Code pursuant to the terms of the Plan. The Plan provides that the Company will issue approximately 20,000,000 shares of Common Stock to the holders of certain allowed pre-petition claims (the "Claims") in full or partial exchange for such Claims. Pursuant to the Plan, W-K received 5,310,261 shares of Common Stock and 86,743 Warrants entitling W-K to purchase initially an aggregate of up to 86,743 shares of Common Stock (as may be adjusted from time to time pursuant to the Warrant Agreement, dated as of July 29, 2002, by and between the Company and Mellon Investor Services LLC, as warrant agent).

None of the Reporting Persons listed in Item 2 herein have contributed any funds or other consideration towards the acquisition of the securities of the Company.

Item 4.  Purpose of the Transaction.

As described in Item 3, the shares of Common Stock and Warrants held by W-K were acquired pursuant to the terms of the Plan. The Reporting Persons consider the acquisition and ownership of the Common Stock to be an investment.

Subject to the availability of Common Stock at prices deemed favorable by the Reporting Persons, the Reporting Persons' liquidity, the financial condition and results of operation of the Company, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, purchase additional Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (i) any action similar to any of those enumerated above. However, W-K retains its rights to modify its plans with respect to the transactions described in Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

In addition, pursuant to the terms of the Plan Messrs. Amron and Simon were made members of the Board of Directors of the Company.

Item 5.  Interest in Securities of the Issuer.

(a) (i) W-K directly owns 5,397,004 shares of Common Stock. This amount is calculated based on the number of shares of Common Stock currently held and the shares of Common Stock issuable upon exercise of the Warrants held for the account of W-K. The 5,397,004 shares of Common Stock comprise approximately 26.2% of the total number of shares of Common Stock outstanding based on the Company's representation in the Plan that is has approximately 20,000,000 shares of Common Stock outstanding and its reservation of 600,000 shares of Common Stock for issuance upon exercise of the Warrants.

      (ii) Wexford may, be reason of its status as managing member of W-K, be deemed to own beneficially the shares of Common Stock of which W-K directly owns. Each of Messrs. Amron, Simon, Davidson and Jacobs may, by reason of their status as principals of Wexford, be deemed to own beneficially the shares of Common Stock of which W-K directly owns. Each of Messrs. Amron, Simon, Davidson and Jacobs disclaim beneficial ownership of such shares.

(b) Each of Reporting Persons shares the power to vote and to dispose of the shares of Common Stock W-K directly owns.

(c) Except as described herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) The members of W-K and Wexford have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Stock held by W-K in accordance with their membership interests in W-K and Wexford respectively.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company also adopted the Sunterra Corporation 2002 Stock Option Plan ("Option Plan"), under which the Company may grant options to purchase shares of new common stock and reserved 2,012,821 million shares of its new common stock for issuance under the plan. Mr. Amron and Mr. Simon as members of the Board of Directors of the Company are eligible to participate in the Option Plan.

The Company entered a Warrant Agreement with Mellon Investor Services LLC, as warrant agent, which provides for the issuance by the Company of warrants to purchase up to 600,000 shares of its new common stock to former holders of certain subordinated notes of the Company as set forth in the Plan. Based on its holdings of these subordinated notes W-K was issued Warrants to purchase 86,743 shares as described in Item 3.

The Company entered into a Registration Rights Agreement with Merrill Lynch and certain holders of new common stock, which provides that the Company shall file a shelf registration statement under the Securities Act of 1933, within 45 days of the filing of its Annual Report on Form 10-K for fiscal 2002, to register the resale of shares of new common stock by certain holders, including shares held by the Reporting Persons.

Except as described above and elsewhere in the Schedule 13D, as of the date hereof none of the Reporting Persons are a party to any person with respect to any securities of the Company, including, but no limited to, any agreement concerning (a) transfer of voting of any securities of the Company, (b) finder's fees, (c) joint venture, (d) loan or option arrangement, (e) puts or calls, (f) guarantees of profits, (g) divisions of profits or losses, or (h) the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

There is filed herewith the following Exhibits:

Exhibit 1 - Third Amended and Restated Joint Plan of Reorganization, dated May 9, 2002, of Sunterra Corporation and its debtor affiliates under Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (date of event: May 9, 2002))

Exhibit 2 - Sunterra Corporation 2002 Stock Option Plan (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K (date of event: July 29, 2002).

Exhibit 3 - Warrant Agreement, dated as of July 29, 2002, by and between Sunterra Corporation and Mellon Investor Services LLC, as warrant agent (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K (date of event: July 29, 2002).

Exhibit 4 - Registration Rights Agreement, dated as of July 29, 2002, by and among Sunterra

Corporation, Merrill Lynch Capital Mortgage Capital Inc. and certain initial holders (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K (date of event: July 29, 2002).















                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2002

W-K INVESTORS LLC                       WEXFORD CAPITAL LLC


By:         /s/ Arthur Amron            By:        /s/ Arthur Amron
       ------------------------------          ---------------------------------
Name:  Arthur Amron                     Name:  Arthur Amron
Title: Vice President and Assistant     Title: Principal and Secretary
       Secretary

ARTHUR AMRON                            CHARLES E. DAVIDSON


By:         /s/ Arthur Amron            By:        /s/ Charles E. Davidson
       ------------------------------          ---------------------------------
       Arthur Amron                            Charles E. Davidson

FREDRICK SIMON                          JOSEPH M. JACOBS


By:         /s/ Fredrick Simon          By:        /s/ Joseph M. Jacobs
       ------------------------------          ---------------------------------
       Fredrick Simon                          Joseph M. Jacobs



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)